Exhibit 99.1

Granite REIT Declares Distribution for May 2020

TORONTO--(BUSINESS WIRE)--May 19, 2020--Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN / NYSE: GRP.U) announced today that its board of trustees has declared a distribution of CAD$0.242 per stapled unit for the month of May 2020. The distribution will be paid by Granite on June 15, 2020 to stapled unitholders of record at the close of trading on May 29, 2020. The stapled units will begin trading on an ex-dividend basis at the opening of trading on Thursday, May 28, 2020 on the Toronto Stock Exchange and on the New York Stock Exchange.

Granite confirms that no portion of the distribution constitutes effectively connected income for U.S. federal tax purposes. A qualified notice providing the breakdown of the sources of the distribution will be issued to the Depository Trust & Clearing Corporation subsequent to the record date of May 29, 2020, pursuant to United States Treasury Regulation Section 1.1446-4.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. Granite owns over 90 investment properties representing approximately 40.3 million square feet of leasable area.

OTHER INFORMATION

Copies of financial data and other publicly filed documents about Granite are available through the internet on the Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please see our website at www.granitereit.com or contact Teresa Neto, Chief Financial Officer, at 647-925-7560 or Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504.

Contacts

Teresa Neto, Chief Financial Officer, at 647-925-7560
or
Andrea Sanelli, Manager, Legal & Investor Services, at 647-925-7504